STOCK PURCHASE AGREEMENT

BY AND AMONG

PMC EUROPE INVESTMENTS, S.L.

AND

GRACO INC.

Dated as of February 4, 2005

TABLE OF CONTENTS

ARTICLE 1. PURCHASE AND SALE OF COMPANY SHARES		1
1.1	Sale and Delivery of Company Shares	1
1.2	Excluded Assets	1
1.3	Excluded Liabilities	2
1.4	Certain Post-Closing Matters	3

ARTICLE 2. PURCHASE PRICE		3
2.1	Purchase Price	3
2.2	Payment of Purchase Price	3
2.3	Purchase Price Adjustment	3
2.4	Determination of Net Assets	4

ARTICLE 3. CLOSING		4
3.1	The Closing	4

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER		5
4.1	Title to Shares	5
4.2	Authorized Capitalization	5
4.3	Organization, Good Standing, and Qualification	5
4.4	Authorization	5
4.5	No Breach or Violation	6
4.6	Financial Statements	6
4.7	Absence of Specified Charges	7
4.8	Books and Records	8
4.9	Title to Assets	8
4.10	Real Estate	8
4.11	Personal Property	9
4.12	Accounts Receivable	9
4.13	Inventory	10
4.14	Trade Names, Trademarks and Copyrights	10
4.15	Patents and Patent Rights	10
4.16	No Infringement	11
4.16A	Other Intellectual Property matters	11
4.17	Subsidiaries	11
4.18	Customers and Sales	12
4.19	Existing Employment Contracts	12
4.20	Employee List	12
4.21	Insurance Policies	12
4.22	Other Material Agreements	12
4.23	No Defaults Under Agreements	13
4.24	Litigation	13
4.25	Interest in Customers, Suppliers, Competitors, and Assets	13
4.26	Operating Permits and Licenses	13
4.27	Compliance with Laws	13
4.28	Environmental Matters	14
4.29	Employee Benefit Matters	15
4.30	Approvals, Licenses and Permits for Transfer	15
4.31	Labor and Employee Matters	15
4.32	[Intentionally Omitted]	15
4.33	Product Safety	16
4.34	Product Warranty	16
4.35	[Intentionally Omitted]	16
4.36	Bank Accounts	16
4.37	Purchase and Sales Orders and Other Obligations	16
4.38	Personal Data	16

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF BUYER		17
5.1	Buyer's Representations and Warranties	17

ARTICLE 6. COVENANTS AND AGREEMENTS		18
6.1	Additional Acts	18
6.2	Real Property Leases	18
6.3	Intercompany Accounts	18
6.4	[Intentionally Omitted]	18
6.5	Continuing Access to Records	18
6.6	Accounts Receivable	18
6.7	Inventory Repurchase	19
6.8	Corporate Names	19
6.9	Parties to Bear Own Expenses	19
6.10	[Intentionally Omitted]	19
6.11	[Intentionally Omitted]	19
6.12	[Intentionally Omitted]	19
6.13	Management Agreements	20

ARTICLE 7. DELIVERIES AT THE CLOSING		20
7.1	Deliveries of Shareholder	20
7.2	Deliveries of Buyer	20

ARTICLE 8. TAX MATTERS		20
8.1	General	20
8.2	Definitions	21
8.3	Tax Representations	22
8.4	Tax Covenants	25
8.5	Pre-Cut-Off Tax Returns and Taxes	26
8.6	Post-Cut-Off Tax Returns and Taxes	26
8.7	Allocation of Taxes	27
8.8	Cooperation on Tax Matters	27
8.9	Tax Indemnification	28
8.10	[Intentionally Omitted]	28
8.11	[Intentionally Omitted]	28

ARTICLE 9. INDEMNIFICATION		29
9.1	[Intentionally Omitted]	29
9.2	[Intentionally Omitted]	29
9.3	[Intentionally Omitted]	29
9.4	[Intentionally Omitted]	29
9.5	[Intentionally Omitted]	29
9.6	[Intentionally Omitted]	29
9.7	[Intentionally Omitted]	29
9.8	[Intentionally Omitted]	29
9.9(S)	Provisions in Gusmer Corporate Agreement	29

ARTICLE 10. MISCELLANEOUS PROVISIONS		30
10.1	Notices	30
10.2	Brokers and Finders	30
10.3	Waivers	30
10.4	Interpretation	31
10.5	Representation by Separate Counsel	31
10.6	Successors and Assigns	31
10.7	Entire Agreement	31
10.8	Headings	31
10.9	Number and Gender	31
10.10	Counterpart Execution	31
10.11	Amendments	32
10.12	Time of the Essence	32
10.13	Governing Law	32
10.14	Additional Acts	32
10.15	Severability	32
10.16	Enforcement	32
10.17	No Third-Party Beneficiaries	32
10.18	Construction	32
10.19	Disclosure Schedule	33
10.20	[Intentionally Omitted]	33

LIST OF EXHIBITS

Exhibit A. Vilanova Property Sublease Rambla Torre de l'Onclet 7

Exhibit B. Vilanova Property Sublease Carrer Guix 5

INDEX OF DEFINED TERMS

Defined Term	Section

Accounts Receivable	§ 4.12
Affiliated Group	§ 8.2(a)(i)
Arbitrator	§ 2.4(d)
Base Purchase Price	§ 2.1
Buyer	Introduction
Buyer Transfer Taxes	§ 8.4(a)
Closing	§ 3.1
Closing Date	§ 1.1
Code	§ 8.2(a)(ii)
Company	Recitals
Company Properties	§ 4.10(a)
Company Shares	Recitals
Cut-Off Date	§ 8.2(a)(iii)
Disclosure Schedule	Article 4
Environmental Claim	§ 4.28(a)
Environmental Laws	§ 4.28(a)
Excluded Assets	§ 1.2
Excluded Liabilities	§ 1.3
Excluded Taxes	§ 8.2(a)(iv)
Financial Statements	§ 4.6
Gusmer Corporation Agreement	Recitals
Income Taxes	§ 8.2(a)(v)
Inventory	§ 4.13
Knowledge of PMC and Shareholder	§ 10.18(i)
Leased Properties	§ 4.10(a)
Net Assets	§ 2.4(a)
Notice of Disagreement	§ 2.4(c)
Post-Cut-Off Tax Period	§ 8.2(a)(vii)
Post-Cut-Off Tax Return	§ 8.2(a)(viii)
Pre-Cut-Off Tax Period	§ 8.2(a)(vi)
Pre-Cut-Off Tax Return	§ 8.2(a)(ix)
Proprietary Rights	§ 4.16
Purchase Price	§ 2.3
Real Property Lease	§ 4.10(a)
Seller	Introduction
Shareholder	Introduction
Shareholder Transfer Taxes	§ 8.4(a)
Statement	§ 2.4(b)
Straddle Period	§ 8.2(a)(x)
Tax Loss	§ 8.9(a)(iii)
Tax	§ 8.2(a)(xi)
Tax Return	§ 8.2(a)(xiii)
Taxes	§ 8.2(a)(xi)
Taxing Authority	§ 8.2(a)(xii)
Transfer Taxes	§ 8.2(a)(xiv)
Vilanova Properties	§ 1.2(a)

STOCK PURCHASE AGREEMENT

        THIS AGREEMENT is made and entered into this fourth day of February, 2005, with the intervention of the Notary of Barcelona, Mr. Miquel Tarragona Coromina, by and among:

        PMC Europe Investments, S.L., “sociedad unipersonal,” a limited liability company organized and existing under the laws of Spain, having its registered offices at Polígono Rubí Sur, calle Cèsar Martinell i Brunet, 12 A, 08191 Rubí (Barcelona), Spain, with Spanish tax identity number B-63377188 (hereinafter referred to as “Shareholder” or “Seller”), duly represented by Mr. Josep Maria Julià Insenser, of legal age, Spanish, with Spanish identity card number 37.746.070-B, by virtue of public deed of power executed on 28 January 2005, before Mr. Francisco Javier Cedrón López-Guerrero, Notary of Madrid, with number 168 of his roll; and

        Graco Inc., a corporation organized and existing under the laws of the State of Minnesota, United States of America, having its registered offices at 88 - 11th Avenue NE, Minneapolis, Minnesota 55413, United States of America (hereinafter referred to as “Buyer”), duly represented by Mr. Miguel Trias Sagnier, of legal age, Spanish, with Spanish identity card number 46.322.982-Q, by virtue of power of attorney executed on 28 January 2005, before Mr. Andrea J. Pahan, Notary of Minnesota, bearing the apostille of The Hague Convention of 5 October 1961 of the same date, with reference to the following facts:

RECITALS

          A.     Gusmer Europe, S.L., “sociedad unipersonal,” is a limited liability company organized and existing under the laws of Spain, having its registered offices at Rambla Torre de l’Onclet, 7, Sector Industrial Masia d’en Barreres, 08800 Vilanova i la Geltrú (Barcelona), Spain, with Spanish tax identity number B-61269536 (hereinafter referred to as the “Company”).

          B.     Shareholder owns 100% of the issued and outstanding shares (“participaciones sociales”) of the common stock of the Company which represents all of the issued and outstanding shares of the capital stock of the Company (hereinafter referred to as the “Company Shares”).

          C.     PMC Global, Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America (hereinafter referred to as “PMC”), owns Gusmer Corporation, an affiliate of the Company that is also being sold to the Buyer.

          D.     Concurrently with the execution herewith, Buyer, PMC, and Gusmer Machinery Group, Inc. are entering into a stock purchase agreement pursuant to which Buyer is purchasing all of the issued and outstanding shares of Gusmer Corporation (the “Gusmer Corporation Agreement”), whereby PMC has also provided a guaranty of all obligations of Shareholder herein.

          E.     Buyer desires to purchase and Shareholder desires to sell all of the Company Shares on the terms and subject to the conditions set forth herein.

AGREEMENTS

        NOW, THEREFORE, based upon the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the parties do hereby agree as follows:

ARTICLE 1.
PURCHASE AND SALE OF COMPANY SHARES

          1.1.     Sale and Delivery of Company Shares. Upon the terms set forth herein and in reliance on the representations, warranties and covenants in this Agreement, on the date hereof (the “Closing Date”) Shareholder shall sell, convey, transfer, and deliver to Buyer all right, title, and interest in and to the Company Shares, and Buyer shall purchase such Company Shares from Shareholder.

          1.2.     Excluded Assets. Notwithstanding anything contained to the contrary in this Agreement or any ancillary document, the following assets are excluded from this sale (“Excluded Assets”) “). For the avoidance of doubt, Section 1.2 of the Disclosure Schedule (as defined in Article 4) sets forth the Excluded Assets as of January 31, 2005. All Excluded Assets have been transferred to Shareholder on or before the date hereof by means of dividends declared by the Company:

          (a)     The real properties currently used in the operation of the Company’s business located in Vilanova i la Geltrú (“Vilanova Properties”). Pursuant to Section 6.2 below, the Company shall assign the current leases of the Vilanova Properties to the Shareholder and the Buyer agrees to sublease the Vilanova Properties from the Shareholder in accordance with the terms set forth in Exhibit A and Exhibit B.

(b) (Intentionally omitted).

(c) Cash and cash equivalents Company.

(d) Those intercompany accounts that are to be paid in full on the Closing Date pursuant to Section 6.3.

(e) Tax assets of the type listed in Section 1.2 of the Disclosure Schedule.

          1.3.     Excluded Liabilities. Notwithstanding anything contained to the contrary in this Agreement or any ancillary document, the following liabilities are excluded from the sale (“Excluded Liabilities”). For the avoidance of doubt, Section 1.3 of the Disclosure Schedule sets forth the Excluded Liabilities as of January 31, 2005. All Excluded Liabilities have been transferred to Shareholder on or before the date hereof by means of dividends declared by the Company.:

          (a)     All liabilities relating to or arising out of the leases of the Vilanova Properties, whether before or after the date hereof. For the avoidance of doubt, nothing in this Section 1.3(a) shall affect the Company’s obligations under the Vilanova Properties Subleases as operator of the Vilanova Properties during the term thereof.

(b) (Intentionally omitted).

(c) All liabilities for Excluded Taxes (as defined in Section 8.2).

(d) All indebtedness for borrowed money incurred prior to the date hereof listed in Section 1.3(d) of the Disclosure Schedule.

(e) Those intercompany accounts that are to be paid in full on the Closing Date pursuant to Section 6.3.

(f) (Intentionally omitted).

          1.4.     Certain Post-Closing Matters.

(a) If, following the Closing, Buyer discovers that certain Excluded Assets were not transferred to Shareholder, then Buyer shall promptly transfer those Excluded Assets to Shareholder.

          (b)     From and after the Closing Date, PMC and Shareholder shall promptly remit to the Company all payments made for the benefit of the Company to any lock box or similar depository maintained by PMC, Shareholder, or any of their affiliates.

ARTICLE 2.
PURCHASE PRICE

          2.1.     Purchase Price. The purchase price for the Company Shares shall be the sum of $20 million (the “Base Purchase Price”), plus or minus the adjustment provided for in Section 2.3.

          2.2.     Payment of Purchase Price. Buyer shall deliver the Base Purchase Price to Seller via wire transfer on the Closing Date to such account as Seller has previously specified.

          2.3.     Purchase Price Adjustment. The Base Purchase Price shall be increased to the extent that Net Assets (as defined in Section 2.4(a)) exceeds $3,235,926 or decreased to the extent that Net Assets falls below $3,235,926 (the Base Purchase Price, as so adjusted, is the “Purchase Price”). If the Purchase Price exceeds the Base Purchase Price, then Buyer shall pay Shareholder an amount equal to such excess. If the Purchase Price is less than the Base Purchase Price, then Shareholder shall pay Buyer an amount equal to such difference. Any amount owed pursuant to this Section 2.3 shall be paid by the appropriate party within five business days after Net Assets is finally determined under Section 2.4 and shall include interest thereon from the Closing Date to the date of payment at an annual rate equal to the 3-month LIBOR rate in effect as of the Closing Date.

          2.4.     Determination of Net Assets.

          (a)     The term “Net Assets” means (i) the book value (net of appropriate reserves) of the assets of the Company that would be required to be included on a balance sheet prepared in accordance with past practices and consistent with the Financial Statements (as defined herein) less (ii) the book value of the liabilities of the Company that would be required to be included on a balance sheet prepared in accordance with past practices and consistent with the Financial Statements, in each case as of the close of business on the Closing Date. The computation of Net Assets will be done in a manner consistent with the methods used in the preparation of the statement of net assets of the Company as of September 30, 2004, set forth in Section 2.4(a) of the Disclosure Schedule. Notwithstanding anything to the contrary in this Article 2, Net Assets shall not include any Excluded Assets or Excluded Liabilities.

          (b)     Within 45 days after the Closing Date, Buyer shall prepare and deliver to Shareholder a statement (the “Statement”) setting forth Net Assets, including supporting financial statements (the “Closing Date Financial Statements”).

          (c)     The Statement shall become final and binding upon the parties on the 30th day following receipt thereof by Shareholder unless Shareholder gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer before that date. A Notice of Disagreement pursuant to this Section 2.4(c) must set forth Shareholder’s determination of Net Assets and specify in reasonable detail the nature of any disagreement with Buyer’s determination. If a Notice of Disagreement is received by Buyer in a timely manner, then the Statement and Net Assets (as finally determined in accordance with clause (i) or (ii) below) shall become final and binding upon the parties on the earlier of (i) the date the parties resolve in writing any differences they have with respect to all matters specified in the Notice of Disagreement or (ii) the date any disputed matters are finally resolved in writing by the Arbitrator (as defined below).

          (d)     During the 30-day period following the delivery of a Notice of Disagreement, Buyer and Shareholder shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the Notice of Disagreement. If, at the end of such 30-day period, Buyer and Shareholder have not reached agreement on all such matters, then the matters that remain in dispute shall be promptly submitted to Ernst & Young LLP or such other independent public accounting firm as shall be agreed upon by the parties in writing within 15 days after the end of such 30 day period (the “Arbitrator”) for review and resolution. The procedures for the arbitration shall be determined by the Arbitrator. The Arbitrator shall render a decision resolving the matters in dispute within 30 days following completion of the submissions to the Arbitrator. Each of Shareholder and Buyer shall pay one-half of the fees and expenses of the Arbitrator.

ARTICLE 3.
CLOSING

          3.1.     The Closing. The transactions contemplated by this Agreement are to be closed (the “Closing”), and all deliveries to be made at such time in connection therewith are to be made in Barcelona, Spain, at the offices of Cuatrecasas Abogados, S.L., on the Closing Date. The Closing shall be effective as of 11:59 a.m. local time on the Closing Date. All proceedings to take place at the Closing of this Agreement and of the Gusmer Corporation Agreement shall take place simultaneously, and no delivery shall be considered to have been made until all such proceedings have been completed. The parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of certain documents, and the prior physical exchange of certain documents and instruments to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

        Except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”), Shareholder hereby represents and warrants to Buyer that the statements contained in this Article 4 are correct and complete as of the date of this Agreement.

          4.1.     Title to Shares. Shareholder is the lawful beneficial owner and owner of record of the Company Shares, which consist of 85,000 shares, par value €6.01 per share, of the Company. The ownership of the Company Shares is duly recorded in the Company’s Shareholder Ledger, and the Company Shares are subject to no liens, security interests, claims, or other encumbrances. At the Closing, Buyer will receive title to the Company Shares free and clear of all liens, security interests, claims, and other encumbrances. None of the Company Shares is subject to any stock restriction, stock purchase agreement, or stock redemption agreement. Shareholder is the legal and beneficial owner of the Company Shares, which constitute all of the issued and outstanding shares of capital stock of the Company.

          4.2.     Authorized Capitalization. The authorized capitalization of the Company consists of 85,000 shares, par value €6.01 per share, of which 85,000 shares are issued and outstanding. The issued and outstanding capital stock of the Company is duly authorized, validly issued and is fully paid and non-assessable, with no personal liability attaching to the ownership thereof other than liability imposed by applicable Spanish company law. There are no outstanding options, rights, obligations, warrants, convertible securities, or other agreements or commitments obligating the Company to issue, sell, or transfer from the treasury any additional shares of capital stock of any class or series.

          4.3.     Organization, Good Standing, and Qualification. Section 4.3 of the Disclosure Schedule sets forth the jurisdiction in which the Company is organized and the jurisdictions in which it is qualified to do business. The Company is a limited liability company (“sociedad de responsabilidad limitada”) duly organized, validly existing, and in good standing under the laws of Spain, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in Spain and in all jurisdictions in which the nature of its business or of its properties makes such qualification necessary. Shareholder has made true and complete copies of the organizational documents of the Company available to Buyer, which are those registered with the relevant Commercial Registry.

          4.4.     Authorization. The execution, delivery and performance of this Agreement and the other transactions contemplated hereby have been duly and effectively authorized and approved by Shareholder, and this Agreement is a valid and binding obligation of Shareholder enforceable in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity. No approval or consent of any other person is necessary with respect to the execution and delivery of this Agreement or the performance of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement or in the Gusmer Corporation Agreement, Shareholder makes no representation or warranty about the eventual need of approval or consent from any authorities in Spain or elsewhere.

          4.5.     No Breach or Violation. Neither the execution nor delivery of this Agreement nor the consummation of the acts contemplated hereby will result in or constitute:

          (a)     a default or an event that, with notice or lapse of time or both, would be a default, breach, or violation of the bylaws of the Company, or default, breach, or violation of (i) any written or oral agreement or instrument (including options, warrants, or convertible securities) of the Company or Shareholder which relates to the voting of, restricts the transfer of, requires the Company or any Shareholder to issue or sell, or creates rights in any person with respect to the Company Shares, or (ii) any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, or arrangement to which the Company or any Shareholder is a party or by which the Company or its assets are bound that, in the case of any such agreement, instrument, or arrangement covered by this clause (ii), requires payments to or from the Company of $25,000 or more in any 12-month period or that is otherwise material to the business or operations of the Company;

(b) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of the Company;

(c) the creation or imposition of any lien, charge, or encumbrance on any of the assets or properties of the Company; or

(d) the violation of any law, judgment, order, or decree affecting the Company or its assets or properties.

          4.6.     Financial Statements. Copies of the Company’s financial statements as of and for the years ended December 31, 2002 and 2003 and as of and for the nine-month period ended September 30, 2004 (the “Financial Statements”). The Financial Statements are complete, true, and correct in all material respects, are prepared in accordance with U.S. GAAP, on a basis consistent with that of prior periods, and present fairly the financial position of the Company as of the dates indicated therein.

          4.7.     Absence of Specified Changes. Except as contemplated by this Agreement, since September 30, 2004, there has not been any:

(a) transaction by the Company except in the ordinary course of business as conducted prior to that date;

(b) single capital expenditure by the Company exceeding $25,000, and the capital expenditures by the Company have not exceeded $100,000 in the aggregate;

(c) material adverse change in the financial condition, liabilities, assets, business, or prospects of the Company;

(d) destruction, material damage to, or loss of any assets of the Company (whether or not covered by insurance);

          (e)     labor organizational activity, work stoppage, strike, slowdown, or other event or condition of any character materially and adversely affecting the financial condition, business, assets, or prospects of the Company;

          (f)     change in accounting methods or practices (including any change in depreciation or amortization polices or rates, or method of inventory valuation) by the Company or change in the manner or timing of payment of trade and other payables or of collection of any receivables; or change in levels of raw materials, supplies, work in progress, or levels of inventory to vary in any material respect from the levels customarily maintained by the Company; or change in selling, pricing, or advertising practices;

(g) revaluation by the Company of any of its assets;

          (h)     increase in the salary or other compensation or benefits payable or to become payable by the Company to any of its officers, directors, or employees; or the declaration, payment, or commitment or obligation of any kind for the payment by the Company of a bonus or other additional salary, relocation expenses, or other compensation or benefits to any such person, other than normal merit increases consistent with past practices and accrued management bonuses and sales commissions for the year 2004; or payment or commitment to pay any severance or termination pay to any employee or consultant; or transfer of any employee of the Company to or from the employ of Shareholder or any of its affiliates;

(i) sale, pledge, encumbrance, license, or transfer of possession of any asset of the Company except sales of inventory in the ordinary course of business;

          (j)     amendment or termination of any contract, agreement, license, or arrangement to which the Company is a party other than in the ordinary course of business and except for the termination of any such contract, agreement, license, or arrangement at the end of its term;

(k) loan to the Company from any person or entity;

(l) loan by the Company to any person or entity, or guaranty by it of any loan;

(m) waiver or release of any material right or claim of the Company;

(n) other event or condition of any character that has or might reasonably have a material and adverse effect on the financial condition, business, assets, or prospects of the Company;

(o) declaration or payment of any dividend to Shareholder in its capacity as a shareholder, purchases and redemptions of Company Shares or any other securities of the Company;

(p) sale, grant, or issuance of any options, rights or warrants to purchase any Company Shares or any other securities of the Company; or

(q) agreement by Shareholder or the Company to do any of the things described in the preceding clauses (a) through (p).

          4.8.     Books and Records. The books of account and other financial records of the Company are in all material respects complete and correct and are accurately reflected in the Financial Statements referred to herein, which have been prepared according to U.S. GAAP as indicated in Section 4.6 above. Such books of accounts and other financial records have been prepared in accordance with Spanish GAAP, on a basis consistent with that of prior periods, and present fairly the financial position of the Company as of the dates indicated therein. The minute books of the Company contain accurate and complete records of all meetings of and accurately reflect all actions taken by Shareholder and the board of directors of the Company, and those resolutions adopted which are required to be recorded in the relevant Commercial Registry and, as the case may be, other relevant public registries, have been duly recorded. The Company’s Shareholder Ledger of the Company accurately reflect the issuance, transfer, and ownership of the capital stock of the Company. All of those books and records will be in the possession of the Company on the Closing Date or within two business days thereafter.

          4.9.     Title to Assets. After giving effect to the assignment of the leases of the Vilanova Properties and the other transactions contemplated hereby, the Company has good title to all of its assets and interests in assets, whether real, personal, mixed, tangible, and intangible (including the assets reflected in the Financial Statements), which constitute all the assets and interests in assets that are used in its business and which are sufficient for the conduct of the Company’s business prior to and as of the Closing Date. All of these assets are free and clear of liens, pledges, charges, encumbrances, claims, licenses, or restrictions, except for (a) those included in the Financial Statements; and (b) the lien of current taxes not yet due and payable.

          4.10.     Real Estate.

          (a)     Section 4.10 of the Disclosure Schedule sets forth a complete list of all real property and interests in real property currently leased, subleased or occupied by the Company (including the Vilanova Properties) (individually, a “Real Property Lease” and the real properties specified in such leases, being referred to as “Leased Properties”), as lessee or lessor. The Leased Properties are referred to as the “Company Properties.” All applicable zoning ordinances, building codes and other state, regional or local laws and regulations with respect to the Vilanova Properties and, to the Knowledge of PMC and Shareholder, each parcel of Company Property and the improvements thereon, permit the existence of the presently existing improvements and the operation of its business as conducted prior to and as of the Closing Date. All Real Property Leases and Company Properties where relevant, have been duly recorded in the relevant public registries.

          (b)     The Company has a valid leasehold interest under each of the Real Property Leases. All rent and other sums and charges payable by the Company as tenant are current, and the Company is not otherwise in default under any Real Property Lease, and, to the Knowledge of PMC and Shareholder, no other party is in default thereof, and no party to any of the Real Property Leases has exercised any termination rights with respect thereto. Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. No party to any Real Property Lease has repudiated any provision thereof, and there are no disputes, oral agreements, or forbearance programs in effect as to any Real Property Lease. No estoppel certificates or similar instruments have been given by the Company to any mortgagee or other third party that would preclude assertion of any claim by the tenant under any Real Property Lease, affect any of the tenant’s rights or obligations under such Real Property Lease or otherwise be binding upon any successor to the Company’s position under such Real Property Lease. The Company has not contested, and is not currently contesting, any operating costs, real estate taxes or assessments, or other charges payable by the tenant under such Real Property Lease. Shareholder has provided to Buyer correct and complete copies of each of the Real Property Leases.

          4.11.     Personal Property. All vehicles, machinery, equipment, above-ground tanks, furniture, supplies, tools, dies, jigs, molds, patterns, drawings and all other tangible personal property owned by, in the possession of, or used by the Company in connection with its business (except for Inventory, as defined in Section 4.13) are located at the Vilanova Properties. All such tangible personal property, together with the Inventory, constitutes all of the tangible personal property used by, or necessary for, the Company in the conduct of its business as now conducted and are in working condition. No tangible personal property used in connection with the business is held under any lease, security agreement, conditional sales contract, license, or other title retention or security arrangement, or is located in other than the possession of the Company.

          4.12.     Accounts Receivable. Shareholder has provided to Buyer a complete and accurate list of all accounts receivable of the Company as of December 31, 2004, including a complete and accurate aging schedule of such accounts receivable on a 30-, 60-, 90-, and more than 90-day basis. All accounts receivable of the Company as of the Closing Date (the “Accounts Receivable”) arose from valid sales in the ordinary course of the business. Notwithstanding anything to the contrary in this Article 4, Shareholder makes no representations or warranties regarding the collectibility of any Account Receivable.

          4.13.     Inventory. Shareholder has provided to Buyer a complete and accurate list of all inventories, including finished goods, work-in-process, and raw materials of the Company (collectively, “Inventory”) as of December 31, 2004. Such Inventory is subject only to the reserve for inventory write-down set forth in the Financial Statements as of December 31, 2004. Such Inventory is the property of the Company except for subsequent valid sales made in the ordinary course of business since December 31, 2004, for which sales either (i) the buyer thereof has made full payment, or (ii) the buyer’s liability to make payment is reflected as an account receivable of the Company. All Inventories are on FIFO inventory accounting methods, in accordance with Spanish GAAP consistently with prior fiscal years.

          4.14.     Trade Names, Trademarks, and Copyrights. Section 4.14 of the Disclosure Schedule contains a complete list of all trade names, trademarks, domain names, and copyrights owned or used by the Company in the conduct of its business, including any application or registration number thereof. All such items are valid and in full force and effect and are not subject to any taxes, fees, or actions falling due within 120 days after the Closing Date. Such trade names, trademarks, domain names, and copyrights are not involved in any pending or threatened lawsuits, nor has the Company received any notice of infringement or conflict with the asserted rights of others with respect to such trade names, trademarks, domain names, and copyrights, and to the Knowledge of PMC and Shareholder there is no reasonable basis for any such claims.

          4.15.     Patents and Patent Rights. Section 4.15 of the Disclosure Schedule sets forth a complete list of all patents, inventions, industrial models, processes, designs, and applications for patents owned by the Company as of the Closing Date or in which the Company has any rights, licenses, or immunities as of the Closing Date, including any application or registration number thereof. The patents and applications listed in Section 4.15 of the Disclosure Schedule are all of the patents necessary for the Company to conduct its business as presently conducted. The patents and applications for patents listed in Section 4.15 of the Disclosure Schedule are valid and in full force and effect and are not subject to any taxes, maintenance fees, or actions falling due within 120 days after the Closing Date. There have not been any interference actions or other judicial, arbitration, or other adversary proceedings concerning the patents or applications for patents listed in Section 4.15 of the Disclosure Schedule. Each patent application is awaiting action by its respective patent office. The manufacture, use, importation, or sale of the inventions, models, designs, and systems covered by the patents and applications for patents listed in Section 4.15 of the Disclosure Schedule do not violate or infringe on any patent or any proprietary or personal right of any person, firm, or corporation, and the Company has not infringed and is not now infringing on any patent or other right belonging to any person, firm, or corporation. All of the Company’s employees and any other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed, or designed any portion of the intellectual property used in or related to the Company’s business, or who have knowledge of or access to information relating to them, have assigned to the Company any interest they may have in the intellectual property and have entered into written agreements acknowledging that the intellectual property is the sole property of the Company, is proprietary and is not to be divulged to any other person or entity. To the Knowledge of PMC and Shareholder, the Company does not employ or use the services of any person in a manner which violates any non-competition or non-disclosure agreement which such person entered into in connection with any former employment.

          4.16.     No Infringement. The Company owns or possesses adequate licenses or other rights to use (without making any payment or granting rights to any person in exchange) pursuant to an agreement listed in Section 4.22 of the Disclosure Schedule (or the non-disclosure of which would not constitute a misrepresentation under Section 4.22) all copyrights, uncopyrighted works, trademarks, service marks, trade names, patents, unpatented inventions and other proprietary and intellectual property rights necessary to conduct all phases of its business as now conducted (collectively, the “Proprietary Rights”) and that use does not conflict with, infringe on, or violate any patent or other rights of others, and the Company has not received any claims or allegations to the contrary, and, to the Knowledge of PMC and Shareholder, there is no reasonable basis for any person to claim otherwise. To the Knowledge of PMC and Shareholder, no third party is infringing on or violating any Proprietary Rights of the Company, and the Company has neither alleged nor made any claims of any such infringement or violation. To the Knowledge of PMC and Shareholder, the Company has not disclosed to any person not obligated to maintain the confidentiality thereof any material Proprietary Rights (including any trade secrets) the value of which is contingent upon confidentiality without securing an appropriate confidentiality agreement, and to the Knowledge of PMC and Shareholder there have been no material violations of any such confidentiality obligations or any such agreements.

        4.16A Other Intellectual Property Matters. All pending applications set forth in Section 4.14 or 4.15 of the Disclosure Schedule (other than provisional patent applications) are, to the Knowledge of PMC and Shareholder, expected to issue substantially in their current form and upon issuance will be in force, valid, subsisting, and enforceable, and none of them has lapsed or been finally rejected, and all filings and fees necessary to maintain the effectiveness of such applications have been made. All filings and fees necessary to maintain the effectiveness of all items set forth in Section 4.14 or 4.15 of the Disclosure Schedule have been timely and properly made, and all patent applications for all unpatented inventions have been timely filed to avoid a rejection. The Company’s Proprietary Rights (including all items set forth in Section 4.14 or 4.15 of the Disclosure Schedule) are valid and enforceable, and to the Knowledge of PMC and Shareholder there are no limitations, defects or other circumstances or threats, pending or reasonably foreseeable, that could reasonably be expected to cause the invalidity, unenforceability or other loss thereof. The Company’s Proprietary Rights (including all items set forth in Section 4.14 or 4.15 of the Disclosure Schedule) are not subject to any outstanding orders or judgments adversely affecting use thereof or rights thereto. The Company has taken all steps reasonably necessary to maintain and protect its Proprietary Rights (including all items set forth in Section 4.14 or 4.15 of the Disclosure Schedule). Without limiting the generality of the foregoing, to the Knowledge of PMC and Shareholder, the Company has not disclosed to any person not obligated to maintain the confidentiality thereof any material Proprietary Rights (including any trade secrets) the value of which is contingent upon confidentiality without securing an appropriate confidentiality agreement, and to the Knowledge of PMC and Shareholder there have been no material violations of any such confidentiality obligations or any such agreements.

          4.17.     Subsidiaries. The Company does not have any subsidiaries.

          4.18.     Customers and Sales. To the Knowledge of PMC and Shareholder, no customers, distributors, sales representatives or vendors intend to cease doing business with the Company or materially alter the amount of the business that they are presently doing with the Company.

          4.19.     Existing Employment Contracts. Section 4.19 of the Disclosure Schedule sets forth a list of all employment contracts and collective bargaining agreements with respect to which the Company is a party or by which it is bound. All of these contracts and arrangements are in full force and effect, and no party is in default under it. There have been no claims of defaults and to the Knowledge of PMC and Shareholder there are no facts or conditions which if continued, or on notice, will result in a default under these contracts or arrangements. There is no pending or threatened labor dispute, strike, or work stoppage. There are no unfair labor practice or other administrative or court proceedings pending or threatened between the Company and its employees, nor to the Knowledge of PMC and Shareholder is there any basis for any such proceeding.

          4.20.     Employee List. Section 4.20 of the Disclosure Schedule sets forth a complete and accurate list of all current employees of the Company specifying (a) all employees on disability leave, military leave, or other leave of absence and any employees that have given or received a notice of termination, (b) the salary or hourly wage payable to each employee and the most recent annual bonus paid to such employee, (c) the accrued vacation time of each employee, and (d) the potential liability under the Company’s severance plans and policies with respect to each employee. To the Knowledge of PMC and Shareholder, no officer, executive, or key employee has any plans to terminate employment with the Company.

          4.21.     Insurance Policies. Section 4.21 of the Disclosure Schedule sets forth a description of all insurance policies held by the Company, including the nature of the coverage provided and the principal amount thereof, and a description of all claims against the Company for which a claim for an insured loss has been filed with the insurance carrier since January 1, 2002. All required premiums have been paid with respect to such insurance policies.

          4.22.     Other Material Agreements. Section 4.22 of the Disclosure Schedule sets forth a complete and accurate list of all agreements (whether written or oral), not otherwise disclosed in another section of the Disclosure Schedule, to which the Company is a party or by which its property or assets are bound and that requires payments to or from the Company of $25,000 or more in any 12-month period or that is otherwise material to the business or operations of the Company. Such agreements include, among others, (a) distributors’ or manufacturers’ representative or agency agreements, (b) any contract or agreement containing covenants prohibiting the Company from competing with any person or entity in any line of business or restricting the customers from whom or the area in which the Company may solicit or conduct its business, (c) output or requirements contracts, (d) intellectual property agreements (other than non-negotiated licenses for off-the-shelf software), and (e) any indenture, mortgage, deed of trust, security agreement, lease, guaranty, or any other agreement.

          4.23.     No Defaults Under Agreements. There is no event which has occurred or condition presently existing which, with notice or the lapse of time, or both, will (a) cause or constitute a default under any agreement whatsoever with respect to which the Company is a party or by which its property or assets are bound that requires payments to or from the Company of $25,000 or more in any 12-month period or that is otherwise material to the business or operations of the Company, or (b) have a material adverse effect (financial or otherwise) upon the Company.

          4.24.     Litigation. Section 4.24 of the Disclosure Schedule sets forth a complete list, except as otherwise specified in Section 4.21 of the Disclosure Schedule, of every suit, action, arbitration, claim, charge, demand, or legal, administrative, or other proceeding, or governmental investigation pending or, threatened against or affecting the Company. The matters set forth in Sections 4.21 and 4.24 of the Disclosure Schedule, if all are decided adversely to the Company, will not have a material adverse effect on its business, assets, or financial condition. Shareholder has furnished or made available to Buyer copies of all relevant court papers and other documents relating to the matters set forth in Sections 4.21 and 4.24 of the Disclosure Schedule. There is no existing judgment, order, writ, injunction, or decree of any federal, state, local, or foreign court, arbitrator, department, agency board, or instrumentality outstanding against the Company or any of its properties or assets. The Company is not presently engaged in any legal action to recover moneys due to it or damages sustained by it, or to enforce any rights, remedies, or equities. Further, the Company has not received any written or oral communication from any governmental entity or third party stating that they are considered by such entity or party to be a potentially responsible party in any environmental cleanup action pursuant to European Community, state, regional or local laws.

          4.25.     Interest in Customers, Suppliers, Competitors, and Assets. To the Knowledge of PMC and Shareholder, no shareholder, officer, director, or employee of the Company, nor any spouse, child, or other relative of any such person, (a) has any direct or indirect interest in any competitor, supplier, or customer of the Company or in any person with whom they are doing business, or (b) upon the consummation of the transaction contemplated hereby, will own, or have any interest, directly or indirectly, in any of the real or personal property owned by or leased to the Company or any Proprietary Rights licensed by the Company.

          4.26.     Operating Permits and Licenses. Section 4.26 of the Disclosure Schedule sets forth a list of all permits and licenses held by the Company for the operation of its business. (a) Such permits and licenses constitute all permits and licenses necessary to own its property and assets and to conduct its business; (b) each is in full force and effect; (c) there is no material violation of any such permit or license; (d) no proceeding is pending or threatened seeking the revocation or limitation of any such permit or license; and (e) no consent, approval, or waiver from, notice to, or filing with any governmental entity is required to be made or obtained by the Company for such permits and licenses to remain in full force and effect immediately following the Closing.

          4.27.     Compliance with Laws. The Company has complied with, and is not in violation of, any applicable European Community, state, regional, local or foreign statute, code, ordinance, regulation, or other law (other than Environmental Laws, which are solely the subject of Section 4.28), nor is it under any investigation concerning such an alleged violation.

          4.28.     Environmental Matters.

          (a)     The following definitions apply to this Section 4.28: (i) “Environmental Claim” means any notice by a person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on, or resulting from (A) the presence, or release into the environment, of any material or form of energy at any location, whether or not owned by the Company or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; and (ii) “Environmental Laws” means all European Community, state, regional, local and foreign laws, duties, and regulations relating to pollution, compensation for damage or injury caused by pollution, or protection of human health or the environment.

          (b)     The Company is in material compliance with all applicable Environmental Laws. There are currently no circumstances that may prevent or interfere with compliance in all material respects with all applicable Environmental Laws in the future, including any failure to make a timely application or submission for renewal of a permit or other license. The Company has not received any written communication, whether from a governmental authority, citizen group, employee, or otherwise, that alleges that the Company is not in full compliance with, or have failed to perform any duty under, Environmental Laws. All permits and other governmental authorizations currently held by the Company pursuant to Environmental Laws are identified in Section 4.28(b) of the Disclosure Schedule.

          (c)     There is no Environmental Claim pending or threatened against the Company or against any person whose liability for such Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

          (d)     There are no past or present actions, activities, circumstances, conditions, events, or incidents, that could form the basis of Environmental Claim against the Company or against any person whose liability for such Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

(e) Without in any way limiting the generality of the foregoing:

          (i)         Section 4.28(e)(i) of the Disclosure Schedule contains a complete list of all on-site and off-site facilities to which any waste regulated under Environmental Laws or other such hazardous wastes was sent by the Company for treatment or disposal at any time during the three-year period ending on the Closing Date.

(ii) To the Knowledge of PMC and Shareholder, there are no toxic, pollutant, or hazardous substances or waste discharged on, disposed of, stored on, or contaminating the Company Property.

          (iii)         All underground storage tanks, and the capacity and contents of such tanks, currently or formerly located on any Company Property are identified in Section 4.28(e)(iii) of the Disclosure Schedule.

(iv) To the Knowledge of PMC and Shareholder, there is no asbestos contained in or forming part of any building, building component, structure, or office space located on any Company Property.

(v) To the Knowledge of PMC and Shareholder, no polychlorinated biphenyls (PCBs) are used or stored at any Company Property.

          (f)     Shareholder has delivered or caused to be delivered to Buyer, with respect to the Vilanova Properties and certain other Leased Properties, true and complete copies of the environmental reports described in Section 4.28(f) of the Disclosure Schedule.

(g) (Intentionally omitted).

          4.29.     Employee Benefit Matters.

(a)	i. The Company does not have any employee benefits plan, and the Company’s employees do not benefit either from any employee benefit plan of the Shareholder or any of its affiliates.

ii.(S) Neither the Shareholder nor the Company has any obligation to contribute on behalf of its employees to any employee benefit plan other than compulsory Social Security plans except as disclosed in Section 4.29(a) of the Disclosure Schedule.

(b) (Intentionally omitted).

(c) (Intentionally omitted).

(d) (Intentionally omitted).

(e) (Intentionally omitted).

(f) (Intentionally omitted).

(g) (Intentionally omitted).

          (h)     Except as imposed by law, this Agreement, and the transactions contemplated by this Agreement, will not cause any severance benefit to be payable to any employee of the Company, and will not accelerate any benefit payment or trigger any funding commitment on the part of the Company with respect to its employees.

(i) (Intentionally omitted)

          (j)(S)     The Company has hired its employees and paid their salaries in accordance with all applicable laws in force and is up-to-date in the payment of their obligations with respect to the employees. In particular, the Company has timely complied, in the appropriate form, with its Social Security obligations in respect of the employees.

(k)(S) The Company has not entered into any undertaking or agreement with the members of the employees other than those derived from their labor relationship.

          (l)(S)     No employee has entered into or is beneficiary of any monetary or other benefits of any nature contingent upon their dismissal or departure from employment with the Company, except as imposed by law or for what is disclosed in section 4.29 of the Disclosure Schedule.

          (m)(S)     The Company complies with all applicable laws in respect of health and hygiene at the workplace, occupational health and safety, prevention of work-related accidents. All work centers are equipped with the facilities and equipment that the law requires for the prevention of work-related accidents.

          (n)(S)     The Company is not subject to any contingencies, claims or obligations of any kind arising from a possible labor relationship in relation to any person other than the employees listed in Section 4.20 of the Disclosure Schedule.

          4.30.     Approvals, Licenses and Permits for Transfer. The Company has all necessary approvals, licenses, permits, assignments, waivers, consents, and all other approvals of third parties and governmental agencies or instrumentalities which may be required in order to execute and deliver this Agreement and to consummate the transactions contemplated herein.

          4.31.     Labor and Employee Matters. Section 4.31 of the Disclosure Schedule contains a complete list of all collective bargaining agreements or union contracts. The Company does not currently have any union organizational effort with respect to any employees employed at the Company. The Company is in compliance with all European Community, state, regional, local and other applicable laws regarding employment practices, terms and conditions of employment, and wages and hours and all other laws with respect to its business. There is no pending or threatened labor dispute, strike, or work stoppage. There is no unfair labor practice or other administrative or court proceedings pending or threatened between the Company and the employees of the Company.

          4.32.     (Intentionally omitted).

          4.33.     Product Safety.

          (a)     There has been no pattern of defects in the design, construction, manufacture, installation, or compliance with specifications of any product made, manufactured, constructed, distributed, sold, leased, or installed by the Company or its employees or agents that would materially and adversely affect the performance or quality of such product. Each such product has been designed, constructed, manufactured, packaged, installed, and labeled in compliance with all regulatory, engineering, industrial, and other codes applicable thereto, and neither the Company nor Shareholder has received notice of any alleged noncompliance with any such code. Each such product advertised or represented as being rated or approved by a rating organization, such as Underwriters’ Laboratories or other similar organizations, complies with all conditions of such rating approval.

          (b)     Neither Shareholder nor the Company has been required to file, or has filed, a notification or other report with any relevant authorities, whether from the European Community, state, regional or local, concerning actual or potential hazards with respect to any product manufactured or sold by the Company.

          4.34.     Product Warranty. Each product made, manufactured, constructed, distributed, sold, leased, or installed by the Company or its employees or agents has been in conformity with all applicable contractual commitments and all express and implied warranties, and such that the Company has no liability in excess of €77,000.00 in any 12-month period for replacement or repair thereof or other damages in connection therewith in excess of the reserve for product warranty claims set forth on the Statement. No such product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. Shareholder has provided Buyer with copies of the standard terms and conditions of sale or lease for the Company (containing applicable guaranty, warranty, and indemnity provisions).

          4.35.     (Intentionally omitted).

          4.36.     Bank Accounts. Section 4.36 of the Disclosure Schedule lists all bank accounts of the Company, specifying with respect to each the name of the bank or other financial institution and the account number.

          4.37.     Purchase and Sales Orders and Other Obligations. Shareholder has provided to Buyer a complete and accurate list of all of the Company’s purchase orders, accrued expenses, open customer orders, and customer deposits and current accounts payable aging list of the Company, all as of the respectives dates thereof.

          4.38(S)  Personal Data. The Company complies with all laws deriving from Organic Law 15/1999, concerning the protection of personal data. The Company has registered files containing data of a personal nature with the Agency for Protection of Personal Data (“Agencia de Protección de Datos”) prior to their creation. The Company keeps file containing personal data under adequate securities measures, in compliance with the regulation of security measures.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF BUYER

          5.1.     Buyer’s Representations and Warranties. Buyer represents and warrants to Shareholder and PMC that the statements contained in this Article 5 are correct and complete as of the date of this Agreement.

(a) Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

(b) Authorization of Transaction.

Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer. No approval or consent of any other person is necessary with respect to the execution and delivery of this Agreement or the performance of the transactions contemplated hereby.

          (c)     Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

(d) Investment. Buyer is not acquiring the Company Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

ARTICLE 6.
COVENANTS AND AGREEMENTS

          6.1.     Additional Acts.

          (a)     From and after the Closing Date, and without further consideration or expense to Buyer, PMC and Shareholder shall execute and deliver such further instruments of conveyance and transfer and shall take such further action as Buyer may reasonably request to more effectively convey, transfer and vest in Buyer title to the Company Shares. PMC and Shareholder shall also deliver or will cause to be delivered to Buyer on the Closing Date, and at such other times and places as shall be reasonable agreed upon, such additional instruments and documents as Buyer may reasonably request for the purpose of carrying out the terms and conditions of this Agreement.

(b) (Intentionally omitted).

          6.2.     Real Property Lease. Before March 1, 2005, the Company and the Shareholder shall execute the assignment to the Shareholder of the current two leases of the Vilanova Properties and the Buyer shall execute two real property sublease agreements for the Vilanova Properties whereby Buyer agrees to sublease the Vilanova Properties for a period of five years, triple net, at a base rate of €7,600.00 per month, and upon such other terms as set forth in the Vilanova Properties Subleases attached hereto as Exhibit A and Exhibit B, provided that Shareholder shall obtain all necessary consents and/or waivers for assignment of the current leases and execution of the Vilanova Properties Subleases. Buyer agrees that it shall absolutely and unconditionally guarantee (a) the payment of all obligations of the Company under such subleases, as and when due, and (b) the timely observance and performance of all covenants and agreements of the Company under such subleases.

          6.3.     Intercompany Accounts. All intercompany accounts between Shareholder or any of its affiliates on the one hand and the Company , Gusmer Corporation or any subsidiaries of the latter, on the other hand shall be paid in full on the Closing Date, except to the extent that such accounts constitute Excluded Assets or Excluded Liabilities.

          6.4.     (Intentionally omitted).

          6.5.     Continuing Access to Records. From and after the Closing Date, Buyer shall give Shareholder reasonable cooperation, access, and staff assistance, as reasonably necessary, during normal business hours upon reasonable prior notice with respect to books and records and other financial data delivered to Buyer hereunder or under the Gusmer Corporation Agreement or in the possession of the Company or Gusmer Corporation for periods before Closing as may be necessary for legitimate business purposes such as, among others, the preparation of financial statements and tax returns and the defense of litigation. Shareholder agrees to execute a customary confidentiality agreement regarding all such books and records so obtained from Buyer.

          6.6.     Accounts Receivable. From and after the Closing Date, Buyer shall cause the Company to use the same degree of efforts to collect the Accounts Receivable as Buyer uses in collecting its own accounts receivable. If, within 180 days after the Closing Date, the Accounts Receivable have not been collected in full, an amount equal to the sum of the face value of such uncollected Accounts Receivable minus the allowance for uncollectible accounts reflected on the Closing Date Financial Statement, shall forthwith be paid by Shareholder to the Company. If any part or all of the Accounts Receivable is subsequently paid to the Company or any assignee following such payment by Shareholder, the Company shall reimburse in full to Shareholder the amount of the Accounts Receivable so received by the Company or its assignee. Payments on Accounts Receivable shall be applied to the invoice or invoices identified in the payments. If no invoice is identified in a payment, then the payment shall be applied to the oldest of the applicable customer’s receivables.

          6.7.     Inventory Repurchase.

          (a)     At Buyer’s request, if any portion of the Inventory as of the Closing Date remains unsold on the third anniversary of the Closing Date, an amount equal to the book value of such unsold Inventory (net of the inventory reserve against such Inventory reflected on the Closing Date Financial Statements) shall forthwith be paid by Shareholder to the Company.

          (b)     In order to effectuate the foregoing, the Company will track: (i) the part numbers (including descriptions) of each part in inventory; (ii) the inventory carrying value of each part; and (iii) the quantity on hand of each part, all as of the Closing Date (the “Starting Inventory”).

          (c)     For the period commencing on the day immediately following the Closing Date. and ending on the third anniversary of the Closing Date, the Company shall subtract from the Starting Inventory all parts that are listed on the Starting Inventory as the Company relieves parts from inventory via either (i) an invoice reflecting a sale to a customer or (ii) a work order reflecting the part being used in the manufacture of a product. The Company shall continuously update the Starting Inventory, at all times reflecting the net quantity remaining in inventory of each part listed, and shall provide such updated Starting Inventory list to the Shareholder on an annual basis. For each part where the net quantity remaining reaches a zero balance, no further transactions need be recorded by the Company, as the Company will have used up the quantity on hand as of the Closing Date.

          (d)     On the third anniversary of the Closing Date, the Company will multiply the net quantity remaining, if any, of each part by the inventory value column (as of the Closing Date), less the inventory reserve (as of the Closing Date), and that product will be the dollar value of the Starting Inventory, if any, remaining after the three-year period has lapsed (the “Final Inventory”). The Company will then review the Final Inventory and remove any items the Company does not wish to sell back to Shareholder. If the Company wishes Shareholder to repurchase any of the Final Inventory (the “Net Final Inventory”), Shareholder shall have the right, upon reasonable notice to Buyer, to examine the Net Final Inventory and the related accounting records to verify the above.

          (e)     At Shareholder’s option, Shareholder may either (i) take ownership and possession of any Net Final Inventory repurchased by Shareholder and may take any action with respect to the Net Final Inventory, including selling the Net Final Inventory, without obligation or liability to Buyer or the Company or (ii) authorize the Company to sell or otherwise dispose of the Net Final Inventory on terms and within a timeframe acceptable to Shareholder, in its sole discretion, with the proceeds of such sale or disposition immediately remitted by the Company to Shareholder. If Shareholder chooses to take ownership and possession of the Net Final Inventory, Buyer shall ship to Shareholder, at Shareholder’s expense, the Net Final Inventory and provide Shareholder with the requisite documentation to ensure full title is transferred to Shareholder.

          6.8.     Corporate Names. Within 15 days following the Closing Date, PMC and Shareholder shall change the corporate name of Shareholder and of any affiliate of PMC or Shareholder whose name contains the word “Gusmer” to a name that does not contain that word or any word confusingly similar thereto.

          6.9.     Parties to Bear Own Expenses. The parties hereto shall each bear their own expenses incurred in preparation for and in contemplation of this Agreement being consummated, including fees for attorneys, accountants and other advisors; provided, however, that Shareholder shall pay all such expenses incurred by the Company.

          6.10.     (intentionally omitted)

          6.11.     (intentionally omitted)

          6.12.     (intentionally omitted)

          6.13.     Management Agreements. All management agreements between PMC, and any of its affiliates, on the one hand and the Company, on the other hand, shall be automatically terminated as of Closing without any liability to any party thereto.

ARTICLE 7.
DELIVERIES AT THE CLOSING

          7.1.     Deliveries of Shareholder. At the Closing, Shareholder shall deliver, or cause to be delivered, to Buyer the following duly executed instruments and documents:

(a) (Intentionally omitted).

          (b)     Resignations. The written resignations of all current members of the board of directors and the secretary of the board of directors of the Company, except as otherwise specified in writing by Buyer.

          (c)     Other Instruments. Such additional consents, releases, authorizations, transfers, and other documents as may be reasonably requested by Buyer to carry out the provisions of this Agreement and to fully accomplish its purpose and intent.

(d) (Intentionally omitted).

(e) (Intentionally omitted).

(f) (Intentionally omitted).

        7.2     Deliveries of Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Shareholder the following:

(a) Base Purchase Price. Cash in the amount of the Base Purchase Price described in Section 2.2 hereof.

          (b)     Other Instruments. Such additional consents, releases, authorizations, transfers, and other documents as may be reasonably requested by Shareholder to carry out the provisions of this Agreement and to fully accomplish its purpose and intent.

(c) (Intentionally omitted).

(d) (Intentionally omitted).

ARTICLE 8.
TAX MATTERS

        8.1     General. This Article 8 is intended to incorporate the agreement of the parties with respect to liability for Taxes, and nothing contained elsewhere in this Agreement shall be construed to limit in any way the right of the parties to reimbursements or indemnity payments for Taxes as provided in this Article 8.

        8.2      Definitions.

(a) For purposes of this Agreement:

          (i)         “Affiliated Group” means the affiliated group of corporations within the meaning of Article 67 of Spanish Corporate Income Tax of which Shareholder is the common parent that files a consolidated Income Tax Return.

(ii) “Code” means the Internal Revenue Code of 1986, as amended.

(iii) “Cut-Off Date” means Closing Date.

          (iv)         “Excluded Taxes” means (A) all Income Taxes of the Company for any Pre-Cut-Off Tax Period, (B) all other Taxes of the Company for any Pre-Cut-Off Tax Period, except to the extent reflected as a current liability of the Company on the Statement and (C) Shareholder Transfer Taxes.

(v) “Income Taxes” means Corporate Income Tax.

(vi) “Pre-Cut-Off Tax Period” means any Tax Period ending on or before the Cut-Off Date, and with respect to a Straddle Period, any portion thereof ending on the Cut-Off Date.

(vii) “Post-Cut-Off Tax Period” means any Tax Period ending after the Cut-Off Date, and with regard to a Straddle Period, any portion thereof beginning after the Cut-Off Date.

(viii) “Post-Cut-Off Tax Return” means any Tax Return with respect to a Post-Cut-Off Tax Period or a Straddle Period.

(ix) “Pre-Cut-Off Tax Return” means any Tax Return with respect to a Pre-Cut-Off Tax Period.

(x) “Straddle Period” means any complete Tax period of the Company relating to Taxes that includes but does not end on the Cut-Off Date.

          (xi)         “Tax” or “Taxes” means any tax, levy, assessment, rate, fee, charge or any kind or amount of encumbrance of any analogous nature, required by any Taxing Authority, including surcharges, interests and penalties which may be due

          (xii)         “Taxing Authority” means any state, regional or local governmental or regulatory authority, body or instrumentality exercising any authority to impose, regulate, or administer the imposition of Taxes.

          (xiii)         “Tax Return” means any return, statement, report, or form, including in each case any amendments thereto, required to be filed with any Taxing Authority by or with respect to Taxes, or any claim for refund.

(xiv) “Transfer Taxes” has the meaning assigned thereto in Section 8.4(a).

(xv) (Intentionally omitted).

(xvi)(S) “Spanish Corporate Income Tax” means Spanish “Real Decreto Legislativo 4/2004, de 5 de marzo, por el que se aprueba el texto refundido de la Ley del Impuesto sobre Sociedades”.

        8.3     Tax Representations. Except as set forth in Section 8.3 of the Disclosure Schedule, Shareholder represents and warrants to Buyer as follows:

(a) (i) all Tax Returns that are required to be filed on or before the Cut-Off Date by, or with respect to, the Company have been timely filed (taking into account any extensions);

(ii) the information included in the Tax Returns as filed is complete and accurate pursuant to applicable legislation;

(iii) all Taxes due and payable with respect to any Tax Return have been timely paid;

          (iv)         the Company has made sufficient provision in the Financial Statements, by recording as a current liability, for all accrued but unpaid Taxes, whether or not disputed, for all Pre-Cut-Off Tax Periods, including the amounts due to Shareholder for the consolidate Income Tax Returns;

(v) there have been no audits of state, regional, local and foreign Tax Returns for Taxes by the relevant Taxing Authorities corresponding the last four years open to tax audit;

          (vi)         no action, suit, proceeding, investigation, audit, or claim is now proposed, pending, or, to the Knowledge of PMC or Shareholder, threatened with respect to the Company in respect of any Tax, and there are no discussions with any Taxing Authority with respect to Taxes that are likely to result in a material additional amount of Tax;

          (vii)         no notice or claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a particular Tax Return that it is or may be subject to that particular Tax in that jurisdiction;

(viii) there are no liens for Taxes upon the assets of the Company except liens for taxes not yet due;

(ix) no request has been made for an extension of time within which to file Tax Returns in respect of any Taxes, which Tax Returns have not yet been filed;

          (x)         there has been no waiver or extension of any applicable statute of limitations period for the assessment or collection of any Taxes, which period (after giving effect to such waiver of extension) has not yet expired;

(xi) tax periods that remain open are set forth in Section 8.3(a)(xi) of the Disclosure Schedule;

(xii) Shareholder has not caused the Company and the Company has not filed any amended Tax Returns corresponding to a tax period currently open to tax audit;

          (xiii)         all currently effective elections and options with respect to Taxes affecting the Company made by or on behalf of the Company, and all elections revoked, rescinded, or modified by the Company, are set forth in Section 8.3(a)(xiii) of the Disclosure Schedule including all pending actions (i.e. investment, maintenance requirements) deriving from said elections. For the purpose of this Section, all pending actions deriving from the application of any tax benefit by the Company in any Pre-Cut-Off period or any Pre-Cut-Off portion of a Straddle Period, are set forth in above mentioned Section 8.3(a) (xiii) of the Disclosure Schedule;

          (xiv)         the Company will not be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Cut-Off Date, to include any adjustment in taxable income for any Tax period beginning after the Cut-Off Date or for any Straddle Period, or (B) any “closing agreement” as described in relevant provisions of state, regional, local or foreign Tax Law, to include any item of income in or exclude any item of deduction from any Tax period beginning after the Cut-Off Date or any Straddle Period;

          (xv)         copies of all state, regional, local and foreign Tax Returns, and all schedules and other supporting documents thereto, filed by the Company with any Taxing Authority for each tax period still open to a tax audit, and all communications relating thereto, have been provided to Buyer and are true, accurate and complete copies thereof;

(xvi) no tax is required to be withheld pursuant to any Tax Law as a result of the transfer contemplated by this Agreement;

(xvii)(S) the Company preserves the supporting documents in relation to Taxes, and the Tax Authorities have not requested clarification of any such returns;

          (xviii)(S)         there are no corporate tax adjustments resulting from intercompany transactions pending of incorporation that could affect the Company due to the fact that it leaves the tax consolidation regime in 2005; and

          (xix)(S)         all the representations described under this Section 8.3.(a) are extended to the consolidated Income Tax returns filed by Shareholder as parent company of the Affiliated Group since the consolidated regime was applicable. Shareholder represents that the Affiliated Group was taxed under the Tax Regime of Group of Companies for the first time in fiscal year 2004, what has been agreed and communicated to the extent necessary.

(b) Neither the Company, nor any other party on behalf of the Company, has:

(i) consented at any time under Section 341(f)(1) of the Code to have the provisions of Section 341(f)(2) of the Code apply to any disposition of the Company’s assets;

(ii) agreed, or is required, to make any adjustment under Section 481(a) or 482 of the Code affecting the Company;

          (iii)         made an election, or is required, to treat any asset of the Company as owned by another person for federal income tax purposes or as Tax-exempt bond finance property or Tax-exempt use property within the meaning of Section 168 of the Code;

(iv) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state, regional, local or foreign Income Tax provision; or

(v) been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code.

          (c)     The Company has not been a member of an affiliated group of corporations (within the meaning of Article 67 of Spanish Corporate Income Tax) filing a consolidated Income Tax Return other than the Affiliated Group.

          (d)     The Company has no liability for the Taxes of another company or entity, as a transferee or successor, by contract, by a tax neutral corporate reorganization or otherwise, except as a result of being a member of the Affiliated Group. No claim has been asserted, which has not been resolved or satisfied, for any payment with respect to any of the foregoing.

          (e)     The Company is not a party to any agreement, including this Agreement, that has resulted in or could result, separately or in the aggregate, in an obligation to make payments that would not be deductible under Section 280G of the Code.

          (f)     A valid election to be treated as a disregarded entity for United States federal income tax purposes has been in effect for the Company since November 28, 2003. Such election will continue in effect through the end of the Cut-Off Date and no action will be taken by Shareholder or any of its affiliates that would adversely affect or terminate such election.

(g) (Intentionally omitted)

(h) (Intentionally omitted)

          (i)(S)     The Company has always had the status of a “sociedad unipersonal” under Spanish law, will have such status through the end of the Cut-Off Date, and no action will be taken by Shareholder or any of its affiliates that would adversely affect or terminate such status under Spanish law.

          (j)(S)     The Company has never had, and no entity or entities directly or indirectly in control of the Company has ever attributed to the Company, at any time up to and including the Cut-Off Date, any office or other place of business in the United States or a “permanent establishment” in the United States ( within the meaning of the relevant tax treaty or treaties that the United States has or has had with Spain).

          (k)(S)     The Company has never, and will not have, through and including the Cut-Off Date, conducted any business in the United States, maintained any inventories or supplies in the United States, had any investments (whether real or personal, tangible or intangible) in the United States, or any employees, independent contractors or any other service or representative relationship with any persons or entities in the United States.

        8.4    Tax Covenants.

          (a)     All transfer, documentary, sales, use, stamp, registration, value-added, consumption, and other such Taxes, all costs of preparing Tax Returns relating to such Taxes, and all filing fees incurred in connection with this Agreement (“Transfer Taxes”) shall be borne and paid by one-half by Shareholder (the “Shareholder Transfer Taxes”) and one-half by Buyer (the “Buyer Transfer Taxes”), and Buyer and Shareholder agree to cooperate to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, Shareholder and Buyer will, and will cause their respective affiliates to, join in the execution of any such Tax Returns and other documentation.

          (b)     Any and all existing Tax-sharing or -indemnity agreements (written or unwritten, formal or informal) between the Company and Shareholder or any of its affiliates (or any other party), shall be terminated as of the Closing Date. After such date, neither the Company, Shareholder, any affiliate of Shareholder, nor any other party, shall have any further rights or liabilities thereunder.

(c) A consolidated Income Tax Return, , including Shareholder and the Company will be timely filed (taking into account any extensions) for the year ended December 31, 2004.

          (d)     If Shareholder becomes entitled to a refund or credit of Taxes for any period for which it is liable under Section 8.9(a) and such Taxes are attributable solely to the carryback of losses, credits, or similar items attributable to the Company from a taxable year or period that begins after the Cut-Off Date, Shareholder shall promptly pay to Buyer the amount of such refund or credit together with any interest thereon within 15 days following the receipt thereof. If any refund or credit of Taxes for which a payment has been made pursuant to the immediately preceding sentence is subsequently reduced or disallowed, Buyer shall repay such reduced or disallowed taxes to Shareholder within 15 days following written demand from Shareholder.

          (e)     Shareholder and Buyer agree that, upon request, they shall use their best efforts to obtain any certificates or other documents from any Taxing Authority or any other persons as may be necessary or helpful to mitigate, reduce, or eliminate any Taxes that would otherwise be imposed with respect to the transactions contemplated by this Agreement.

(f) Except to the extent described in Section 8.4.(f) of the Disclosure Schedule, Shareholder will not file any amended Tax Return that would adversely affect the Company.

          (g)     Any Tax refund, credit, offset, or similar benefit (including any interest paid or credited with respect thereto) relating to Taxes for any Pre-Cut-Off Tax Period shall be the property of Shareholder, and if received by Buyer or the Company shall be paid over promptly to Shareholder. Any refund, credit, offset, or similar benefit (including any interest paid or credited with respect thereto) relating to Taxes for any Straddle Period shall be allocated in the manner provided in Section 8.7.

        8.5     Pre-Cut-Off Tax Returns and Taxes.

          (a)     For Pre-Cut-Off Tax Periods started after application of the tax consolidation regime, Shareholder shall include the income of the Company in Shareholder’s consolidated Income Tax return, and , as the case may be, shall prepare and timely file, or cause to be prepared and timely filed, all Income Tax Returns of the Company (taking into account any extension of time to file). Shareholder shall also prepare and file, or cause to be prepared and filed, on a timely basis including any extensions, all other Pre-Cut-Off Tax Returns with respect to the Company.

          (b)     Within 15 days after the filing of an Income Tax Return that relates to a Pre-Cut-Off Tax Period, Shareholder shall provide Buyer with copies thereof. Shareholder shall timely pay, or cause to be paid, all Taxes shown as due and payable on such Tax Return. To the extent that such tax liabilities are reflected as current liabilities of the Company on the Statement, Buyer shall pay, or shall cause to be paid, such amount to Shareholder. Such payment shall be made within 10 days of receipt by Buyer of such Tax Return.

        8.6     Post-Cut-Off Tax Returns and Taxes.

          (a)     Buyer shall prepare and file, or cause to be prepared and filed, on a timely basis (taking into account any extension of time to file), all Post-Cut-Off Tax Returns required to be filed by the Company, other than Income Tax Returns with respect to periods for which a consolidated Income Tax Return of Shareholder will include the operations of the Company, and shall be responsible for remitting all Taxes reflected on such Tax Returns.

          (b)     Within 15 days after the filing of a Post-Cut-Off Tax Return for a Straddle Period, Buyer shall provide Shareholder with a copy thereof. Shareholder shall reimburse Buyer within 10 days after receipt of such Post-Cut-Off Tax Return for the Pre-Cut-Off portion of Taxes reflected on the Post-Cut-Off Tax Return for a Straddle Period. The amount payable by Shareholder shall be an amount equal to the excess, if any of (i) the amount of Taxes allocated to the Pre-Closing portion of the Straddle Period as described in Section 8.7 over (ii) the Taxes for the Straddle Period that have been reflected as a current liability of the Company on the Statement.

        8.7     Allocation of Taxes. In the case of any Taxes that are payable for a Straddle Period, the portion of such Taxes related to the Pre-Cut-Off portion of such Straddle Period shall (i) in the case of Taxes other than Taxes based upon or related to income (including Taxes in the nature of minimum taxes, tax preference items, and alternative minimum taxes), and other than sales, gross receipts, wages, capital expenditures, expenses, or any similar Tax base, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Cut-Off Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income (including Taxes in the nature of minimum taxes, tax preference items, and alternative minimum taxes) , sales, gross receipts, wages, capital expenditures, expenses, or any similar Tax base, be deemed equal to the amount which would be payable if the relevant tax period ended on the Cut-Off Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant tax period ended on the Cut-Off Date.

        8.8    Cooperation on Tax Matters.

          (a)     After the Closing Date, Buyer, on the one hand, and Shareholder, on the other, shall, and shall cause their respective affiliates to, cooperate in the preparation of all Tax Returns, and shall provide, or cause to be provided, to the requesting party any records or other information requested by such party in connection therewith as well as access to, and the cooperation of, the auditors of Buyer, on the one hand, and Shareholder, on the other.

          (b)     Each of Buyer and Shareholder shall properly maintain and retain records and information relating to Taxes of the Company for Pre-Cut-Off Date Tax Periods and Straddle Periods at least until the expiration of the relevant statute of limitations period, and shall allow the other party, its affiliates, and their agents and representatives, at times and dates mutually acceptable to the parties, to inspect, review, and make copies of such records and information as such other party in good faith may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the other party’s expense; provided however, that the party to whom the request is made shall have the right to excise any information that is not reasonably related to the request.

          (c)     Shareholder, on the one hand, and Buyer, on the other, shall give prompt notice to each other of any proposed adjustment to Taxes for periods ending on or before the Cut-Off Date and for any Straddle Period.

          (d)     Each party shall cooperate with the other in connection with any Tax investigation, audit, or other proceeding referred to any period ending on or before the Cut-Off date or to the portion of a Straddle Period ending on the Cut-Off Date; provided, however, that Shareholder shall have the exclusive authority to control any audit or examination by any Taxing Authority of any liability of the Company for Taxes for any period ending on or before the Cut-Off Date (other than the portion of a Straddle Period ending on the Cut-Off Date.) Notwithstanding the foregoing, Shareholder may not permit any lien to be created or to continue upon any property or assets of the Company or otherwise act so as to interfere with the operations of the Company or prevent them from conducting their business with any customer or in any jurisdiction.

(e) A party shall be reimbursed for reasonable out-of-pocket expenses incurred in taking any action requested by the other party or parties under this Section 8.8.

          8.9    Tax Indemnification.

(a) Shareholder shall indemnify the Buyer Indemnitees against, and hold them harmless from, any:

          (i)         Tax of the Company with respect to any Pre-Cut-Off Tax Period (including the portion of any Straddle Period that is related to a Pre-Cut-Off Tax Period), except to the extent reflected as a current liability of the Company on the Statement and not paid by Buyer to Shareholder pursuant to Section 8.5(b), including any liability as a transferee or successor for Tax or by contract or otherwise;

(ii) Shareholder Transfer Taxes;

          (iii)         Losses arising out of any breach of any representation, covenant, warranty, or agreement made by Shareholder pursuant to this Article 8 (the sum of (i), (ii), (iii) and (iv) being referred to as a “Tax Loss”); and

          (iv)(S)         any Taxes that may arise from the transfer of the Vilanova Properties by the Company to the Shareholder, including deferred Taxes mentioned in Section 8.9.(a)(iv)(S) of the Disclosure Schedule.

(b) Buyer shall indemnify the Shareholder Indemnitees against, and hold them harmless from, any:

(i) Tax of the Company with respect to any Post-Cut-Off Tax Period (including the portion of any Straddle Period that is related to a Post-Cut-Off Tax Period);

(ii) Buyer Transfer Taxes; and

          (iii)         Losses arising out of any breach of any representation, covenant, warranty, or agreement made by Buyer pursuant to this Article 8 (the sum of (i), (ii), and (iii) being referred to as a “Tax Loss”).

          (c)     Shareholder, on the one hand, and Buyer, on the other, shall pay to the other the amount of any Tax Loss for which the payor is responsible pursuant to this Section 8.9 not later than 30 days after receipt from the other of written notice stating that any Tax Loss has been paid by the notifying party or any of its affiliates or, effective upon the Closing, with respect to Buyer or the Company.

        8.10 (Intentionally omitted).

        8.11 (Intentionally omitted).

ARTICLE 9.
INDEMNIFICATION

          9.1     (Intentionally omitted).

          9.2     (Intentionally omitted).

          9.3     (Intentionally omitted).

          9.4     (Intentionally omitted).

          9.5     (Intentionally omitted).

          9.6     (Intentionally omitted).

          9.7     (Intentionally omitted).

          9.8     (Intentionally omitted).

          9.9.(S)  Provisions in Gusmer Corporation Agreement. The rights and remedies provided in Article 9 of the Gusmer Corporation Agreement shall govern the indemnification under this Agreement. For the avoidance of doubt, the cap for indemnification obligations in Section 9.4.(b) of such Article 9 is a joint cap for all indemnifications obligations resulting from this Agreement and the Gusmer Corporation Agreement.

ARTICLE 10.
MISCELLANEOUS PROVISIONS

        10.1     Notices. Any and all notices to any of the parties hereto provided for or permitted under this Agreement or by law shall be given in writing by personal delivery, facsimile, overnight delivery service, or by certified or registered mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or otherwise designated by such party for such purpose, and shall be effective: (a) when delivered personally to the recipient, (b) one business day after being sent to the recipient by reputable overnight courier service, or (c) five days after being sent to the recipient by certified or registered mail:

(i) If to Shareholder:

PMC Europe Investments, S.L.
c/o PMC Global, Inc.
P.O. Box 1367
12243 Branford Street
Sun Valley, CA 91352
Attn: Legal Dept.
Tel. (818) 896-1101
Fax (818) 686-2545 (which alone shall not constitute notice)

(ii) If to Buyer:

Graco Inc.
88 - 11th Avenue NE
Minneapolis, MN 55413
Attn: General Counsel
Tel. (612) 623-6664
Fax (612) 623-6944 (which alone shall not constitute notice)

        10.2    Brokers and Finders. Except for Greif & Co., whose fees and expenses shall be paid by Shareholder, none of the parties has had any contact or dealings regarding the subject matter of this transaction, through any licensed real estate broker, business opportunity broker, or other person who can claim a right to a commission or finder’s fee as a procuring cause of the sale contemplated herein. Other than Greif & Co., in the event that any broker or finder perfects a claim for a commission or finder’s fee based upon any such contact, dealings, or communication, the party through whom the broker or finder makes his claim shall be responsible for such commission or fee and all costs and expenses (including reasonable attorneys’ fees) incurred by the other party in defending against the same.

        10.3    Waivers. No action taken pursuant to this Agreement, including an investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver, by the party taking such action, of compliance with any representation, warranty, covenant or agreement contained herein or in any ancillary document contemplated hereby. Except as expressly provided in this Agreement, no delay or failure to exercise any right, power or remedy accruing to any party hereunder, upon any breach or default of any party under this Agreement, shall impair any such right, or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. The waiver by Buyer of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement.

        10.4    Interpretation. This Agreement has been prepared and negotiations in connection herewith have been carried on by the joint efforts of the parties hereto and their respective counsel. This Agreement is to be construed fairly and simply and not strictly for or against either of the parties hereto.

        10.5    Representation by Separate Counsel. Buyer, on the one hand, and Shareholder, on the other hand, have been represented by separate counsel, who were selected by the party whom they represent, in the negotiation and preparation of this Agreement. This Agreement has been fully explained to each party by that party’s attorney. Each party has carefully read this Agreement and is completely aware of its contents and its legal effect.

        10.6    Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrators and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its affiliates and (b) designate one or more of its affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

        10.7    Entire Agreement. This Agreement, including the Disclosure Schedule and Exhibits hereto, contains the sole, only, and entire agreement of the parties hereto relating to the subject matter hereof and correctly sets forth the rights, duties, and obligations of each to the other as of this date. Any prior agreements, promises, negotiations, practices, or representations not expressly set forth in this Agreement are of no force or effect.

        10.8    Headings. The descriptive article, section and paragraph headings are inserted for convenience of reference only and do not constitute a part of this Agreement and shall not control or affect the meaning or construction of any provision of this Agreement.

        10.9    Number and Gender. Unless the context clearly states otherwise, all references in the Agreement to the singular shall include the plural where applicable, all references to the plural shall include the singular where applicable, and all references to gender shall include both genders and the neuter.

        10.10   Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        10.11   Amendments. Except as otherwise provided herein, this Agreement may be amended or modified by, and only by, a written instrument executed by the parties hereto.

        10.12   Time of the Essence. Time is of the essence of this Agreement.

        10.13   Governing Law and Jurisdiction. All questions with respect to the execution, validity, interpretation, and performance of this Agreement and the rights and liabilities of the parties hereto shall be governed by the laws of the state of New Jersey, United States of America, without giving effect to the doctrine of conflict of laws. The parties expressly submit all disputes arising from the interpretation and/or execution of this Agreements, or the transactions contemplated herein, to the Federal District Courts of the United States of America, with waiver to their respective forum.

        10.14   Additional Acts. Each party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

        10.15   Severability. In the event that any covenant, condition, or other provision herein contained is held to be invalid, void, or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect, impair, or invalidate any other covenant, condition, or other provision contained herein.

        10.16   Enforcement. In the event any party hereto fails to perform any of its obligations under this Agreement or in the event a dispute arises concerning the meaning or interpretation of any provision of this Agreement, the defaulting party or the party not prevailing in such dispute, as the case may be, shall pay any and all costs and expenses incurred by the other party in enforcing or establishing its rights hereunder, including, without limitation, court costs and reasonable attorneys’ fees.

        10.17   No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

        10.18   Construction. In this Agreement or in any Schedule hereto:

(a) “including” means “including without limitation”;

(b) “affiliate” has the meaning set forth in Rule 12b-2 under the US Securities Exchange Act of 1934, as amended;

          (c)     “business day” means any day other than a Saturday, Sunday, or a day that is a statutory holiday under the laws of Spain, the United States of America, the State of Minnesota or the State of California;

          (d)     “person” means an individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government, governmental department or agency, or other entity;

          (e)     when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a business day, the period shall end on the next day that is a business day;

(f) all dollar amounts are expressed in United States funds, and all amounts payable hereunder shall be paid in United States funds unless expressly stated otherwise;

(g) money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money;

(h) the words “hereof,” “hereby,” “herein,” “hereunder,” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular Section in which such words appear; and

          (i)     “Knowledge of PMC and Shareholder” means the actual knowledge of any director or executive officer of PMC or Shareholder or of Mr. Frederick W. Martin, Mr. Denis S. Commette or Mr. Michael D. Kolibas, in each case after reasonable investigation.

        10.19   Disclosure Schedule. Any reference to the Disclosure Schedule of this Agreement will be understood as a reference to the Disclosure Schedule of the Gusmer Corporation Agreement, except for Schedules 1.2, 1.3, 2.4 and 4.20 of this Agreement. The Disclosure Schedule has been arranged in a manner that corresponds to the Sections and subsections of this Agreement. The mere listing in the Disclosure Schedule of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty has to do with the existence of the document or other item itself or the mere listing of the document or item in the Disclosure Schedule otherwise reasonably informs Buyer of an exception to the representation or warranty). Matters disclosed in any section of the Disclosure Schedule shall be deemed to be disclosed with respect to all sections of the Disclosure Schedule to the extent this Agreement requires such disclosure and to the extent such disclosure reasonably relates to such section of the Disclosure Schedule. Nothing in the Disclosure Schedule shall be deemed adequate to disclose any matter, including an exception to a representation or warranty or covenant made herein, however, unless the Disclosure Schedule identifies the matter in a manner reasonably sufficient to inform Buyer of the nature of the matter.

          10.20.     (Intentionally omitted).

[signature page follows]

        The present Stock Purchase Agreement is executed with the intervention of the Notary indicated above, for all applicable legal purposes, including those provided in article 517 of the Spanish Law on Civil Procedure, article 26 of Spanish Law on Limited Liability Companies and other applicable law.

        The parties executing this Stock Purchase Agreement declare their agreement and approval of its content as drafted, in 36 pages, including annexes, they execute it and sign it, with my intervention, in two original and authentic counterparts, to be delivered to them and one counterpart to remain in my file.

        And I, the Notary, having made the relevant legal warnings and, in particular, those in connection with taxes, GIVE FAITH of the identity of the executing parties, the authenticity of the signatures of the executing parties and that, in my opinion, they have the capacity and authority necessary for the execution of this Stock Purchase Agreement, having freely given their consent, and that the execution is in accordance with the Law and the duly-informed will of the executing parties.

Barcelona, on February 4, 2005.

"BUYER"

GRACO INC.
a Minnesota corporation

By: /s/Miguel Trias
Name: Miguel Trias
Title: Apoderado

"SHAREHOLDER"

PMC EUROPE INVESTMENTS, S.L.
a Spanish limited liability compay

By: /s/Josep Maria Julià Insenser
Name: Josep Maria Julià Insenser
Title: Apoderado

WITH MY INTERVENTION
THE NOTARY